UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Other Events

On November 3, 2022, Mainz Biomed N.V. (the “Company”) announced that it will hold an extraordinary general meeting of its shareholders in Amsterdam, the Netherlands, on December 14, 2022. In connection with the extraordinary general meeting, the Company will mail certain items to its shareholders using a record date of November 16, 2022. Copies of certain of these documents are attached as exhibits hereto.

Exhibit No.	Exhibit

99.1	Announcement of Notice of Extraordinary General Meeting
99.2	Notice of Extraordinary General Meeting
99.3	Agenda of the Extraordinary General Meeting
99.4	Voting Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2022	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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